December 23, 2010

Submitted Via U.S. Mail
& FAX (703) 813-6968

United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	John Cash Accounting Branch Chief Division of Corporate Finance

Re:	Ladish Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2009, Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010 File No. 001-34495

Dear Mr. Cash:

We have received your December 22, 2010 correspondence wherein you comment on a portion of our November 17, 2010 letter to you, which letter was a response to your November 10, 2010 correspondence. We understand that Ladish Co., Inc. (“Ladish”) is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”). We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following information is intended to be responsive to the like numbered provisions in your December 22, 2010 letter:

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Summary of Significant Accounting Policies, Page F-9

(d) Inventories, Page F-10

1.
In response to your question regarding the period expense we incurred due to unabsorbed costs when operating at less than full capacity, we used the amounts of approximately $15.7 million and $16.6 million for the years ending December 31, 2008 and 2009, respectively. The downturn in business in 2009 and the corresponding reduction in capacity utilization produced the larger amount for fiscal 2009.

Ladish Co., Inc.

United States Securities & Exchange Commission
December 23, 2010

(h) Revenue Recognition, Page F-12

2.
We are concerned that the public disclosure of the level of our by-product credits would enable our competitors, most of whom are privately-held, to use that information to place us at a competitive disadvantage with customers and suppliers. We are also concerned that our customers could attempt to utilize this information to extract contractual concessions from us. In response to your request, we had approximately $14.2 million and $6.3 million of by-product credits in the years ending December 31, 2008 and 2009, respectively.

Note 8 – Pensions and Postretirement Benefits, Page F-20

3.
In future filings we will disclose Ladish’s overall funding status relative to the Pension Protection Act of 2006 and will disclose which plans have restrictions due to underfunding and what those restrictions are.

We trust you will find the above information to be responsive to your requests and we will modify future filings as indicated. Should you have any questions or wish to discuss any of the foregoing further, do not hesitate to contact the undersigned at (414) 747-2935.

Sincerely,

/s/ Wayne E. Larsen

Wayne E. Larsen
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